NOTICE OF FULL REDEMPTION TO THE HOLDERS OF SUZANO INTERNATIONAL FINANCE B.V.
5.500% GUARANTEED NOTES DUE 2027

CUSIP: N8438JAB4
ISIN: USN8438JAB46

NOTICE IS HEREBY GIVEN that Suzano International Finance B.V. (the “Issuer”) has elected to redeem all of the outstanding aggregate principal amount of its 5.500% Senior Notes due 2027 (the “Notes”) on September 22, 2025 (the “Redemption Date”), pursuant to the terms and conditions set forth in the second supplemental Indenture dated as of January 17, 2017 to a base Indenture dated as of May 12, 2014 among the Issuer, Suzano S.A. ( “Guarantor”), and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent (the “Trustee”) (the “Indenture”). As of the date of this notice, the aggregate principal amount of Notes outstanding is US$301,741,000. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Indenture.

Pursuant to Section 11.01 of the Indenture we hereby notify you that the Issuer will redeem the aggregate principal amount of Notes outstanding, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed, and (2) the sum of the present values of each Remaining Scheduled Payment of principal and interest thereon (excluding interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the treasury rate plus 0.50%, plus accrued and unpaid interest on the principal amount of the Notes to the date of redemption (the “Redemption Price”), plus in each case, any accrued and unpaid interest and Additional Amounts, if any, on such Notes to, but excluding, the Redemption Date. The Redemption Price will be determined on the third Business Day preceding the Redemption Date.

Payment on the Notes will be made prior to 12:00 pm, New York City time, on the Business Day preceding the Redemption Date by credit to the account of The Bank of New York Mellon, as paying agent for the Notes.

On the Redemption Date, the Redemption Price, plus accrued interest, will become due and payable and payment of such Redemption Price will be made in accordance with the applicable procedures of the Depository Trust Company (“DTC”). Interest will cease to accrue on the Notes on and after the Redemption Date. Upon redemption, the Notes and the related guarantees by the Guarantors will be cancelled, and all obligations thereunder will be extinguished.

The Notes called for redemption must be surrendered to The Bank of New York Mellon, as paying agent, at the address below or otherwise in accordance with the procedures of DTC in order to collect the Redemption Price:

The Bank of New York Mellon

240 Greenwich Street, Floor 7 East New York, New York 10286
Attention: Global Corporate Trust

For further information or any questions regarding this notice, please contact the Issuer’s Investor Relations department at ri@suzano.com.br.

Sincerely,

Suzano International Finance B.V.

By: /s/ Tiago Sousa Seixas .
Name: Tiago Sousa Seixas
Title: Managing director A

By: /s/ Justo Jose Gomez Palmes .
Name: Justo Jose Gomez Palmes
Title: Managing director B

*The CUSIP Number has been assigned to this issue by the CUSIP Service Bureau and is included solely for the convenience of the holders of the Notes. Neither the Issuer nor the Trustee/Paying Agent shall be responsible for the selection or use of this CUSIP Number, nor is any representation made as to its correctness on the Notes or as indicated in this notice.

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IMPORTANT TAX INFORMATION
Please Read This Notice Carefully

PAYMENTS MADE TO HOLDERS OF THE NOTES MAY BE SUBJECT TO INFORMATION REPORTING AND BACKUP WITHHOLDING OF U.S. FEDERAL INCOME TAX, CURRENTLY AT A RATE OF 24%. CERTAIN HOLDERS ARE NOT SUBJECT TO THESE INFORMATION REPORTING AND BACKUP WITHHOLDING REQUIREMENTS. TO AVOID BACKUP WITHHOLDING, AN INVESTOR THAT IS A U.S. PERSON (AS DEFINED IN SECTION 7701(A)(30) OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED) THAT DOES NOT OTHERWISE ESTABLISH AN EXEMPTION SHOULD COMPLETE AND RETURN A U.S. INTERNAL REVENUE SERVICE (“IRS”) FORM W-9 CERTIFYING THAT IT IS A U.S. PERSON, THAT THE TAXPAYER IDENTIFICATION NUMBER PROVIDED IS CORRECT, AND THAT IT IS NOT SUBJECT TO BACKUP WITHHOLDING. FAILURE TO PROVIDE THE CORRECT INFORMATION ON THE IRS FORM W-9 MAY SUBJECT THE TENDERING HOLDER TO A PENALTY IMPOSED BY THE IRS. SEE IRS FORM W-9 AND THE INSTRUCTIONS THERETO FOR ADDITIONAL INFORMATION. HOLDERS THAT ARE NON-U.S. PERSONS MAY BE REQUIRED TO COMPLETE AND SUBMIT AN IRS FORM W-8BEN, IRS FORM W-8BEN-E OR OTHER APPLICABLE IRS FORM W-8, SIGNED UNDER PENALTIES OF PERJURY, ATTESTING TO THE HOLDER’S NON-U.S. STATUS. IRS FORMS MAY BE OBTAINED FROM THE IRS WEBSITE, WWW.IRS.GOV.